UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .            .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Investor Presentation, dated May 30, 2013.	2

Investors’ & Analysts’ Meeting in Austin 1 Investors’ & Analysts’ Meeting, Austin, 2013 1 Thursday 30th and Friday 31st May 2013

2

Thursday, May 30th, 2013 – San Marcos (TX) Time Topic 8:00 Hotel pick up in Austin 8:45 Reception of participants at San Marcos Laboratory 9:00 Welcome and Introduction: R & D & i 9:30 Grifols: Innovative Research & Development Main therapy lines and research projects. Including neurology, autoimmune diseases, liver, pulmonary ... 10:45 Coffee break 2 Investors’ & Analysts’ Meeting, Austin, 2013 2 11:15 Grifols: Innovative Research & Development (cont’ed) 12:30 Lunch 14:00 Plasma procurement: safety and logistics 14:30 Site visit: San Marcos Laboratory 15:30 Q&A Transfer to Austin 18:30 Reception & Informal dinner

Friday, May 31st, 2013 – San Marcos (TX) Time Topic 8:00 Hotel pick up in Austin 8:45 Reception of participants at San Marcos Laboratory Sales & Marketing 9:00 . Global Markets . Growth Opportunities 3 Investors’ & Analysts’ Meeting, Austin, 2013 3 9:30 . North American Markets 10:00 Coffee break 10:30 Manufacturing update 11:00 Financials 11:45 Wrap up 12:00 Transfer to Austin / airport

This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the Investor Day Presentation dated May 30th – 31st, 2013. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. Disclaimer 4 Investors’ & Analysts’ Meeting, Austin, 2013 4 FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including proforma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. Analysts and Investors meeting. Austin. May 30-31, 2013

Welcome and Introduction: R&D&i 5 Investors’ & Analysts’ Meeting, Austin, 2013 5

RESEARCH, DEVELOPEMENT & INNOVATION BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING TOTAL NEUROLOGY 6 1 1 1 9 PULMONOLOGY 2 1 0 2 5 LIVER 3 0 1 2 6 IMMUNOHEMATOLOGY 2 5 1 0 8 COAGULATION 5 1 0 0 6 LIFE CYCLE MANAGEMENT 3 0 2 0 5 8 6 Investors’ & Analysts’ Meeting, Austin, 2013 6 SAFETY 6 0 0 2 AUTOIMMUNE 3 0 0 0 3 BIOSURGERY 4 0 0 0 4 ADVANCED THERAPIES 4 0 0 0 4 VETERINARY 1 0 0 0 1 TOTAL 39 8 5 7 59

	BIOSCIENCE	DIAGNOSTIC	HOSPITAL	ENGINEERING
NEUROLOGY	6	1	1	1
ALZHEIMER	- Albumin Binding capacity study -"AMBAR" Phase IIb clinical trial - ARACLON vaccine Phase I clinical trial	- ARACLON test (AB 40/42) clinical study	- Plastic bag for Albumin & IVIG	- Hemopheresis centrifuge
L.GEHRIG DISEASE (ALS)	- Compassionate use - POC plasma exchange with albumin			
POSTPOLIO SYNDROME	- IVIG efficacy phase II – III clinical trial			
MYASTENIA GRAVIS	- IVIG efficacy phase III clinical trial			
GUILLAIN BARRE	- Postauthorization efficacy study			
PARKINSON	- S14 preclinical study			

Investors' & Analysts' Meeting, Austin, 2013

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GRIFOLS
pioneering spirit

BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING PULMONOLOGY 2 1 0 2 - Efficacy clinical trial - Diagnostic kit (ZZ Top) - Adoption of Prolastin® in 8 Investors’ & Analysts’ Meeting, Austin, 2013 8 A1Pi DEFICIENCY - Recombinant A1Pi - Liquid formulation BCN A1 Pi IN CYSTIC FIBROSIS - ALPHA-1 PI for inhalation - POC clinical trial - Inhalation devices

BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING LIVER 3 0 1 2 ALBUMIN IN CIRRHOSIS - Albumin binding capacity - Phase IV clinical trial - Albumin Plastic Bag - Bag Filling Machine ALBUMIN IN AcLF - Albumin binding capacity - POC plasma exchange Investors’ & Analysts’ Meeting, Austin, 2013 9 clinical trial LIVER TRANSPORT / TRANSPLANT - Equipment design NIULIVA® (IVIG anti Hep. B) - Liver transplant phase III clinical trial

	BIOSCIENCE	DIAGNOSTIC	HOSPITAL	ENGINEERING
IMMUNOHEMATOLOGY ➡	**2**	**5**	**1**	**0**
ERYTRA®		- USA FDA license		
WADIANA®		- USA FDA license - Next generation instrument		
DG GEL®	- BIOMAT red cells - BIOMAT rare plasmas	- USA FDA license		
BLOOD CHIP®	- San Marcos Ref. Lab.	- PROGENIKA new genetic technology (World Licensing)		
MULTICARD®		- USA FDA license - Multicard reader		
CORD BLOOD			- New cord blood extraction bag	

Investors' & Analysts' Meeting, Austin, 2013

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GRIFOLS
pioneering spirit

	BIOSCIENCE	DIAGNOSTIC	HOSPITAL	ENGINEERING
COAGULATION	**5**	**1**	**0**	**0**
FACTOR VIII	- Higher potency (2000 u/vial) - New FVIII high concentration & optimized performance - Haemophilia A inhibitors - Koate® yield increase			
PROTHROMBIN COMPLEX	- Profilnine® nanofiltration (NF) - 4-Factor PTC for Warfarin reversal - Profilnine® to reverse the effects of anticoagulant new drugs			
FIBRINOGEN	- Fibrinogen primary deficiency - Fibrinogen secondary deficiencies			
ANTITHROMBIN III	- AT - III primary deficiency - AT - III secondary deficiencies			
VON WILLEBRAND	- Von Willebrand disease			
TESTING		- New coagulation instrument - New reagents		

Investors' & Analysts' Meeting, Austin, 2013 11 GRIFOLS pioneering spirit

BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING LIFE CYCLE MANAGEMENT 3 0 2 0 ALBUMIN - New formulation. Process validation IVIG - Formulation development - Process validation 12 Investors’ & Analysts’ Meeting, Austin, 2013 12 IMGG - Formulation development - Process validation LARGE VOLUM PAREN. - New solvents (FDA approved) - Third party formulations

	BIOSCIENCE	DIAGNOSTIC	HOSPITAL	ENGINEERING
SAFETY	6	0	0	2
PLASMA HANDLING IMPROVEMENT	-Grifols donor management system (GDS) - San Marcos start up			-Automatic sampling machine development - RDFI bottle identification
DONOR HEALTH TRIALS	-Cholesterol study -Hypertension study			
PEDI-GRI®	-Implementation in GTI - Plasma library in San Marcos			
VIAL LASER ETCHING				- Equipment for Clayton plant
IVIG	-Postauthorization Safety Study - Gamunex® Nanofiltration			
PATHOGEN SAFETY	- Life Cycle management			
IMIG	- Harmonization to Gamunex® process			

Investors' & Analysts' Meeting, Austin, 2013

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GRIFOLS pioneering spirit

BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING AUTOIMMUNE 3 0 0 0 A1Pi - Diabetes type 1 clinical study 14 Investors’ & Analysts’ Meeting, Austin, 2013 14 IVIG FLEBOGAMMA DIF® - ITP phase III clinical trial ALBUMIN - POC in kidney transplant

BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING BIOSURGERY 4 0 0 0 FIBRIN SEALANT - Fibrin sealant efficacy clinical trials - Biosurgery devices 15 Investors’ & Analysts’ Meeting, Austin, 2013 15 TOPICAL THROMBIN - Topical thrombin efficacy clinical trials pd PLASMIN - PAO Plasmin phase II clinical trial r PLASMIN - Recombinant plasmin development

BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING ADVANCED THERAPIES 4 0 0 0 CELL CULTURE -Cell Culture new formulation -Stem Cell studies 16 Investors’ & Analysts’ Meeting, Austin, 2013 16 ALBUMIN - Stem Cell culture media ONCOLYTIC VIRUSES - Preclinical development CELL NANOTHERAPY - Basic Research

BIOSCIENCE DIAGNOSTIC HOSPITAL ENGINEERING VETERINARY 1 0 0 0 AB 42 VACCINE - Efficacy trial in canine cognitive dysfunction 17 Investors’ & Analysts’ Meeting, Austin, 2013 17

Grifols: Innovative Research & Development 18 Investors’ & Analysts’ Meeting, Austin, 2013 18

Albutein® & Cirrhosis 19 Investors’ & Analysts’ Meeting, Austin, 2013 19

Human Serum Albumin Most abundant plasma protein: 50-60% (30-50 g/L) Synthesized almost exclusively in the liver: 10-15 g/day (10% of total protein synthesis) Modern use of albumin established during 2nd World War: plasma substitute 20 Investors’ & Analysts’ Meeting, Austin, 2013 20 First documented clinical uses occurred in 1941 (including Pearl Harbor bombing victims) First reported administration to patients with cirrhosis: Janeway et al. J Clin Invest 1944; 23:465-491

Human Serum Albumin: not just a plasma volume expander “ ...It is well known that the oxidation or binding of HSA to endogenous ligands produced or accumulated under pathological conditions such as sepsis, diabetes, chronic renal failure, and cancer is associated with significant structural and functional modifications of the molecule of albumin that markedly affect its biological activity 21 Investors’ & Analysts’ Meeting, Austin, 2013 21 The article by Jalan et al. in this issue of Hepatology adds liver cirrhosis to this list of diseases with profound structural and functional modifications of HSA.” V. Arroyo (Editorial). Hepatology 50: 355, 2009

Alterations in the functional capacity of albumin in patients with decompensated cirrhosis is associated with increased mortality “...In conclusion, the results of this study clearly indicate that the functional ability of albumin in cirrhosis is severely compromised, which further worsens in liver failure. In addition to these functional disturbances, the albumin concentration was markedly reduced, which most likely further compounds the overall functional capacity of albumin. This loss of albumin function... was associated with poor survival... Cirrhosis 22 Investors’ & Analysts’ Meeting, Austin, 2013 22 ...Furthermore these findings argue for further studies of albumin biology in cirrhosis, giving consideration to the use of albumin infusion not for fluid replacement, but as an agent to increase detoxification capacity.” R. Jalan et al. Hepatology 50: 555 – 564, 2009

Cirrhosis Most advanced phase of the majority of chronic liver diseases. Liver tissue is replaced by fibrosis (mostly collagen, leading to chronic liver inflammation), scar tissue and regenerative nodules. The liver consistency increases, raising the portal vein blood pressure (portal hypertension). Hardly reversible, may lead to severe complications (liquid Investors’ & Analysts’ Meeting, Austin, 2013 23 retention –edema, ascitis–, renal dysfunction, bacterial infections, encephalopathy, cancer) which may require liver transplant. Albumin (and other proteins) synthesis, detoxification capacity, metabolism and other physiological liver functions are impaired.

Cirrhosis: etiology and prevalence Main causes are chronic alcoholism, chronic viral hepatitis (C & B types), fatty liver disease, metabolic syndrome (obesity, diabetes, hypercholesterolemia)... The worldwide prevalence is not well established but chronic liver disease and cirrhosis result in about 35,000 deaths each year in the United States. Cirrhosis is the ninth leading cause of death in the United 24 Investors’ & Analysts’ Meeting, Austin, 2013 24 States and is responsible for 1.2% of all US deaths. Many patients die from the disease in their fifth or sixth decade of life. Approximately from 1/3 to 2/3 of the patients with established cirrhosis will die within 10 years of diagnosis. The current prevalence is already high but the link with alcohol consumption and the metabolic syndrome suggests this problem may increase in the future. http://emedicine.medscape.com/article/185856-overview#aw2aab6b3

Cirrhosis: complications Ascites Accumulation of fluid within the peritoneal cavity. The kidneys cannot eliminate the water and the salt present in the diet. The patients must be evaluated for liver transplant Most commonly occurring complication: 50-60% of patients within 10 years 25 Investors’ & Analysts’ Meeting, Austin, 2013 25 Upon appearance 30-50% of patients will die within 1 year and 60-80% within 5 years Hepatorenal Syndrome Functional renal failure without renal pathology occurring in about 10% of patients with cirrhosis (>50% mortality)

Cirrhosis: complications 26 Investors’ & Analysts’ Meeting, Austin, 2013 26 Spontaneous bacterial peritonitis Spontaneous infection of the ascitic fluid SBP can occur in up to 30% of individuals and can have a 25% in-hospital mortality rate

Use of Albumin in cirrhosis

Paracentesis-induced circulatory dysfunction

- 6-8 g albumin per L of ascitic fluid for paracentesis >5-6 L
- Superior to saline, dextran-70 and polygeline

Spontaneous bacterial peritonitis

- 1.5 g/kg bw on day 1 and 1g/kg bw on day 3 (max. 150 and 100 g)
- Superior to antibiotics and HES

Hepatorenal syndrome

- Loading dose: 1g/kg bw followed by 20-40 g
- In combination with terlipressin: Superior to Vasopressin analogues

Investors' & Analysts' Meeting, Austin, 2013

27

GRIFOLS
pioneering spirit

Albumin and advanced cirrhosis and ascites

Clinical investigation evaluating the effects of the long term administration of albumin 20% on cardiocirculatory and renal function and hepatic haemodynamics in patients with advanced cirrhosis and ascites

Goals: Increased survival rate, linked to slower disease progress and more opportunities to reach liver transplant

Principal Investigator: Vicente Arroyo, MD

Phase IV : Prospective, open, non-controlled, multi-centric pilot study

Study sites: H. Clínic, Barcelona
H. Santa Creu i Sant Pau, Barcelona
H. del Mar, Barcelona
H. Germans Trias i Pujol, Badalona
H. Ramón y Cajal, Madrid
H. Gregorio Marañón, Madrid

Enrolment finished
32 patients recruited:
- 29 finished
- 3 ongoing

Investors' & Analysts' Meeting, Austin, 2013
28
GRIFOLS
pioneering spirit

Effects of plasma exchange on the functional capacity of serum albumin, circulatory disfunction, renal and cerebral function, in cirrhotic patients with “acute-on-chronic liver failure” Principal Investigator: Vicente Arroyo, MD Phase IV Prospective, open, non-controlled, single-center pilot study Enrolment 12 patients recruited: 8 completed Albumin and “acute-on-chronic liver failure” 29 Investors’ & Analysts’ Meeting, Austin, 2013 29 Study site: H. Clínic, Barcelona Intermediate data from the 8 patients recruited suggest potential survival improvement versus historical controls

Different perception of Albumin for cirrhosis in Europe versus USA Albumin effectiveness is well accepted in Europe, but in USA Albumin is mostly considered just as a plasma volume replacement solution However, Albumin is licensed in USA for Cirrhosis related conditions (e.g.: Prevention of central volume depletion after paracentesis due to cirrhotic ascites, Acute liver failure,...) 30 Investors’ & Analysts’ Meeting, Austin, 2013 30 The goal of Grifols research programs in relation with liver disease is to generate new data to emphasize the effectiveness of Albumin

AMBAR Project (Alzheimer’s Management by Albumin Replacement) 31 Investors’ & Analysts’ Meeting, Austin, 2013 31

32 Investors’ & Analysts’ Meeting, Austin, 2013 32 Plasma CSF Aβ 40, 42

Definitions Therapeutic Apheresis (TAPh): Removal of 2.5-3 L of plasma from a patient and replacement with the same volume of FFP and/or Albumin. Separation of plasma from blood is done by centrifugation or filtration Hemopheresis (HPh): 33 Investors’ & Analysts’ Meeting, Austin, 2013 33 Removal of 650-800 mL of plasma from a patient with replacement of the Albumin or Immunoglobulin contained in the extracted plasma. Red cells are reinjected to the patient. Once completed, a volume of Albumin or IVIG containing the required grams is injected. Separation of plasma from blood is done by centrifugation

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 PILOT STUDY Prep. IG0502 10 patients 6 TAPh x 3 w 7 pts treated Ab plasma, CSF Cognit. score SPECT, MRI IG0502 Ex. - 7 patients - 6 TAPh x 3 w - 6 pts treated - Ab plasma,CSF - Cognitive score - SPECT, MRI Flebogamma Dif - 4 patients - 0.5 g/Kg/2w - 6 m ttmt + 6 m. f/u - 4 pts treated - Ab plasma,CSF - Cognitive score - SPECT, MRI PHASE II STUDY Prep IG0602 - 42 patients Grifols AMBAR Project Overview 34 Investors’ & Analysts’ Meeting, Austin, 2013 Done - Spain (2), USA (2) - RND, CTRL - 3 TAPh periods - Ab plasma, CSF - Cognitive score - SPECT, MRI PHASE IIB / III STUDY Prep. IG1002 - 365 patients - Spain, USA. - 4 arms, RND, Control - TAPh &HPh-A+HPh-G periods - Fenwal prototypes(all sites) - Ab plasma, CSF - Cognitive score - PET, MRI

AMBAR Pilot Study: Main facts PE with Albumin is feasible in AD patients Plasma Ab40 and 42 are consistently mobilized during plasmapheresis period Cognition (MMSE and Adas-Cog) better than expected after 2 years of follow-up 35 Investors’ & Analysts’ Meeting, Austin, 2013 35 Main objectives considered to be achieved and a Phase II randomized, controlled study was planned

AMBAR Pilot Study: Cognitive results of differences MMSE Improvement area Improvement Registres 36 Investors’ & Analysts’ Meeting, Austin, 2013 36 Average ADAS Improvement area Improvement Registres

AMBAR Phase II Study: Main facts PE is feasible in AD patients Plasma Ab is consistently mobilized during plasmapheresis periods No differences in CSF Ab levels 37 Investors’ & Analysts’ Meeting, Austin, 2013 37 Cognitive scores better in the treated patients compared to control patients Trend to be confirmed in a larger trial

AMBAR Phase II Study: Cognitive results MMSE differences from baseline (average +/- standard error) FOLLOW-UP B INT. MANT. I MANT. II Impairment Improvement 38 Investors’ & Analysts’ Meeting, Austin, 2013 38

FOLLOW-UP B INT. MANT. I MANT. II Improvement Impairment ADAS-Cog differences from baseline (average +/- standard error) AMBAR Phase II Study: Cognitive results 39 Investors’ & Analysts’ Meeting, Austin, 2013 39

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 PILOT STUDY Prep. IG0502 10 patients 6 TAPh x 3 w 7 pts treated Ab plasma, CSF Cognit. score SPECT, MRI IG0502 Ex. - 7 patients - 6 TAPh x 3 w - 6 pts treated - Ab plasma,CSF - Cognitive score - SPECT, MRI Flebogammadif - 4 patients - 0.5 g/Kg/2w - 6 m ttmt + 6 m. f/u - 4 pts treated - Ab plasma,CSF - Cognitive score - SPECT, MRI PHASE II STUDY Prep IG0602 - 42 patients Grifols AMBAR Project Overview 40 Investors’ & Analysts’ Meeting, Austin, 2013 40 Done - Spain (2), USA (2) - RND, CTRL - 3 TAPh periods - Ab plasma, CSF - Cognitive score - SPECT, MRI PHASE IIB / III STUDY Prep. IG1002 - 365 patients - Spain, USA. - 4 arms, RND, sham - TAPh &HPh-A+HPh-G periods - Fenwal prototypes(all sites) - Ab plasma, CSF - Cognitive score - PET, MRI

Dual mechanism of action PERIPHERAL ABETA SEQUESTRATION BY HEMOPHERESIS Plasmapheresis: Remove plasma albumin with bound Aß Remove other proteins which also bound Aß (IG) Replacement with Albutein ®: 41 Investors’ & Analysts’ Meeting, Austin, 2013 41 Restore plasma albumin capacity to continue binding Aß

Definitions Therapeutic Apheresis (TAPh): Removal of 2.5-3 L of plasma from a patient and replacement with the same volume of FFP and/or Albumin. Separation of plasma from blood is done by centrifugation or filtration Hemopheresis (HPh): 42 Investors’ & Analysts’ Meeting, Austin, 2013 42 Removal of 650-800 mL of plasma from a patient with replacement of the Albumin or Immunoglobulin contained in the extracted plasma. Red cells are reinjected to the patient. Once completed, a volume of Albumin or IVIG containing the required grams is injected. Separation of plasma from blood is done by centrifugation

Design



Prototype Auto-C, Fenwal - 1 LVPE/month
364 patients
1 FPE/week - A5%
B
FPE FPE FPE FPE FPE FPE
IV
A A A A A A A A A A A A FV
A20%: 20g
F A A A F A A A F A A A FV
A20%: 20g F: 10g
F A A A F A A A F A A A FV
A20%: 40g F: 20g
B S S S S S S IV
S S S S S S S S S S S S FV
Sham Simulated treatment
-1 1 2 3 4 5 6 7 8 9 10 11 12 13 14
Months
FPE: Full Plasma Exchange
LVPE: Low Volume Plasma Exchange
F: Flebogamma DIF 5% (Fixed dose)
A: Albutein 5% - 20% (Weight-dependent dose)
AD Biomarkers
Neuropsychological Tests
Lumbar Puncture
MRI
FDG-PET

Investors' & Analysts' Meeting, Austin, 2013 43

GRIFOLS pioneering spirit

Devices Therapeutic Apheresis (TAPh) Standard device Hemopheresis (HPh) Grifols device (Fenwal) 44 Investors’ & Analysts’ Meeting, Austin, 2013 44

Status Spain US Number of planned recruiting sites 15 15 Study Approval Health Authorities Spanish Agency FDA Ethics Committee / IRB H.U. Vall d’Hebrón Ethics Committee Shulman Associates IRB 1 site Approved 45 Investors’ & Analysts’ Meeting, Austin, 2013 45 Active recruiting sites (18 randomized subjects with no relevant safety issues) - New amendment Health Authorities Accepted by Spanish Agency Submitted to FDA Ethics Committee / IRB Accepted by H.U. Vall d’Hebrón Ethics Committee Submitted to Shulman Associates IRB Protocol Amendment Protocol

Milestones First-patient-in (Europe): Q2 2012 First-Patient-in (U.S.): Q3 2013 Interim results (180 out of 365 patients): Q2 2015 Preliminary results (total): mid 2016 46 Investors’ & Analysts’ Meeting, Austin, 2013 46

Alzheimer’s disease therapy: immunotherapy AD TREATMENT Now Diagnosis and treatment 47 Investors’ & Analysts’ Meeting, Austin, 2013 47

Grifols Global Strategy against AD 48 Investors’ & Analysts’ Meeting, Austin, 2013 48

Grifols –Alzheimer’s Franchise 49 Investors’ & Analysts’ Meeting, Austin, 2013 49

No new drugs approved in the last 9 years in the US and some major markets A strong desire to find new treatment options among all customer groups, constrained by the complexity New Mab trials – one failed, another very mild efficacy, one failed Gamma secretase inhibitor Alzheimer’s disease Current treatment options are limited, no new drugs in sight in the mid term 50 Investors’ & Analysts’ Meeting, Austin, 2013 50 trial Drugs in development unlikely to get approval anytime in the near 3-5 years

Our challenge is urgent 5.4 MM with disease in US (50% undiagnosed) 51 Investors’ & Analysts’ Meeting, Austin, 2013 51 Projected to increase to 13.2 MM by 2050

Alzheimer’s, a global epidemic The growth in numbers of people with dementia (in millions) in high income countries, and low and middle income countries 52 Investors’ & Analysts’ Meeting, Austin, 2013 52 Global Alzheimer’s Research Council, UK

. +66% Since 2000, death rates from other major diseases have dropped, while deaths from ALZHEIMER’S disease have risen3 Change in number of deaths in the United States between 2000 and 2008 Alzheimer’s disease (AD) is the 6th leading cause of death in the United States3 . +66% Since 2000, death rates from other major diseases have dropped, while deaths from AD have risen3 Change in number of deaths in the United States between 2000 and 2008 AD is the 6th leading cause of death in the United States3 Alzheimer’s epidemic: deaths rise as other causes decline 53 Investors’ & Analysts’ Meeting, Austin, 2013 53 3 Alzheimer’s Association. 2012 Alzheimer’s Disease Facts and Figures, Volume 8, Issue 2. Alzheimer’s Stroke Breast Cancer Heart Disease Prostate Cancer -29% HIV -20% -13% -8% -3% -29% -20% -13% -8% -3% Alzheimer’s Stroke Breast Cancer Heart Disease Prostate Cancer HIV

AD Pathogenesis and strategies for treatment Possible Causative Factors Amyloid and Tau Proteins* Neuroinflammation Neurotropic factors Oxidative Stress and Excitotoxicity Metabolism and Neurotransmitters Major focus of development of most companies All approved drugs address this 54 Investors’ & Analysts’ Meeting, Austin, 2013 54 *B amyloid proteins are outside the neuron, Tau proteins are inside the neuron that cause tangles and neurodegeneration Emerging view that treatments should go beyond addressing Amyloid, to include other inflammatory markers, oxidative stress markers, known and unknown and start earlier in the disease process

Alzheimer’s treatment paradigm Emerging consensus among leading thinkers in AD From To Alignment of Grifols Strategy Stage of Intervention Mild-Moderate, Severe Early dementia due to AD Mild to moderate stages with Mini Mental score of 18-26 Biomarker Amyloid only Amyloid and other potential inflammatory markers, tau in severe cases Plasmapheresis + Albumin and IG as a supplement or plasmapheresis + Albumin, 55 Investors’ & Analysts’ Meeting, Austin, 2013 Grifols AD strategy integrates the multi-year work done, all of the recent learning from other trials and advances in understanding of AD – mechanistically very sound addresses amyloid and possibly other markers Central/Peripheral Target CNS by developing drugs that cross BBB at sufficient levels Peripheral sink hypothesis on which Mono clonal antibodies are based Fits right in with peripheral ‘sink’ hypothesis

Normal Pre-clinical MCI Alzheimer dementia •Earliest signs Modernizing the diagnosis of AD based on a continuum Grifols Treatment strategy 56 Investors’ & Analysts’ Meeting, Austin, 2013 56 •Cognitive and behavioral symptoms •Impaired daily living •Biomarkers to increase certainty •Mild loss in memory and thinking •Normal daily activities •Biomarkers to determine MCI • Biomarkers

Grifols’ Alzheimer's Franchise: The 3 Pillars Assay* and Genotyping** Simple whole blood test and gene allele tests Cascading of diagnosis and tracking outcomes Vaccine* Primary/Active immunotherapy Prevention A true preventive Albumin Enabled by plasma exchange A procedure that does away with periodic infusions Patient benefits Pillars 57 Investors’ & Analysts’ Meeting, Austin, 2013 57 Comprehensive care from one company Comprehensive care from one company and monitoring Simplicity of adherence Differentiator *From Araclon **Progenika -Potential to offer Genotyping tests for APoE 4 and PS1, 2 tests

DIAGNOSIS TREATMENT • Plasma exchange + Hemopheresis (albumin) • More convenient albumin PATIENT & FAMILY EDUCATION/SUPPORT • ACE model services • TBD Strategic approach to multi-business build 58 Investors’ & Analysts’ Meeting, Austin, 2013 58 PREVENTION • Immunotherapy (Araclon’s vaccine) • Diagnosis kit (Araclon’s kit) • Grifols’ Plasma Operations • Diagnosis kit (Araclon’s kit) • Automation kit (Grifols Diagnostic) (bags) • Improved albumin (Alzamin®) • Fenwal/Grifols device and Hemopheresis Centers (TBD) • Immunotherapy (Araclon’s vaccine)

Grifols Alzheimer’s franchise Is truly innovative, differentiated and builds on emerging science in AD Early proof of concept is compelling and phase 2B-US/3 EU would determine the dose of plasma proteins for efficacy Diagnostic assay will be the point of entry into this space 59 Investors’ & Analysts’ Meeting, Austin, 2013 59 Vaccine will round out the franchise Scale changing and therefore will benefit large patient population

PediGri ® and Grifols Academy 60 Investors’ & Analysts’ Meeting, Austin, 2013 60

PediGri® Grifols Academy Unique innovative concepts on traceability and education 61 Investors’ & Analysts’ Meeting, Austin, 2013 61

What we all do? Manufacture drugs sourced from a human tissue (PLASMA) as starting material Work in highly regulated environment, fulfilling GMP regulations (US, EU, WHO) We all use quality systems to ensure product safety, efficacy and potency What we do different from others? Equipment and facilities designed by Grifols Engineering, S.A. with new concepts on product safety and risk minimization management (ie fractionation and aseptic filling) Biomat ,S.A. created 20 years ago as new concept on Plasma Supplier Certification: • 48 MM units managed Grifols competitive advantages 62 Investors’ & Analysts’ Meeting, Austin, 2013 62 We need employees well trained, qualified and developed • Inventory system SGP 510k • In-house NAT techniques since 1994 • Sample library 1986

Specifications Policies Standards Regulatory requirements Safe/Quality Product On Time Delivery Satisfied Customers Records Process/Product Data Environmental Impact Risk-benefit ratio Donor and Company Key performance indicators INTERNAL PROCESS COSTUMER LEARNING & GROWING VISION& STRATEGY Strategic knowledge & learning traceability critical factor 63 Investors’ & Analysts’ Meeting, Austin, 2013 63 Procedures and/or Work Instructions PM Schedules Measurement Instrument Control Measurement Instrument Calibration Staff training/Qualification Defined Methods Defined Procedures Validated Equipment Internal Audits Inspections requirements CQAs Critical Quality attributes CPPs Critical Process parameters Site qualification

 Plasma Supply Chain temperature control and custody Biological screening: EIA tests NAT tests Donor medical examination and acceptance Quality control of final products Release Plasma Supply Chain Safety & Traceability from Donation to Patient Pharmacovigilance Investors’ & Analysts’ Meeting, Austin, 2013 64 Quality control plasma reception Look-back notification units removal 100% clearing Inventory hold Plasma testing prior to fractionation Manufacturing safety steps

 DMS/BECS: plasma collection centers/blood banks network • Assigns unique #ID per unit, barcode print labeling • Plasma type, donor history, alerts/flags and release status SGP: Central Logistics Platforms managing all units and plasma lots • Inventories, plasma types, alerts and lookbacks through barcode ID PediGri® (systems integration) 65 Investors’ & Analysts’ Meeting, Austin, 2013 65 SAP: manufacturing • Traceability from plasma manufacturing pool, intermediates and final product. • Final costumer distribution

PediGri® concepts Traceability PediGri®, provides healthcare professionals with transparent information Grifols manufacturing process has a comprehensive system enabling us to ensure full traceability from every donation Each plasma unit is coded and computer-traced from collection till final product During manufacturing each vial is laser etched enhancing traceability 66 Investors’ & Analysts’ Meeting, Austin, 2013 66 Traceability from every donation

This laser identification process offers a number of advantages intended to increase safety : 1. Close monitoring of sterile filling process 2. Avoid product counterfeiting Each vial is laser etched at the filling line and given an ID number Differences between two consecutive bottles in the filling Laser identification 67 Investors’ & Analysts’ Meeting, Austin, 2013 67 3. Ensure product traceability line

Home What is PediGri ® PediGri ® is the tangible expression of full traceability from every donation PediGri® - www.pedigri.grifols.com 68 Investors’ & Analysts’ Meeting, Austin, 2013 68

Our Commitment To consult a product lot PediGri® - www.pedigri.grifols.com 69 Investors’ & Analysts’ Meeting, Austin, 2013 69

All users just need the product lot number to consult all the information generated by PediGri, from plasma collection to the final product: Information relating to each donation Donation number Specific information for each product lot: Total number of plasma units Total volume of plasma Lot number can be found either on the product (laser etched and label), on the packaging or in the delivery note PediGri® - www.pedigri.grifols.com 70 Investors’ & Analysts’ Meeting, Austin, 2013 70 Viral screening at the origin Certificate of analysis of the product lot: Plasma origin Viral screening Biochemical characteristics of final product Product package insert/SPC

PediGri® - www.pedigri.grifols.com 71 Investors’ & Analysts’ Meeting, Austin, 2013 71

Request for information 72 Investors’ & Analysts’ Meeting, Austin, 2013 72

Certificate of Analysis- Flebogamma 5% DIF 73 Investors’ & Analysts’ Meeting, Austin, 2013 73

Grifols, offering PediGri® - since 1995 18 years since we first introduced PediGri ® for Grifols plasma derivatives 74 Investors’ & Analysts’ Meeting, Austin, 2013 74 PediGri® was first available for products manufactured in the Spanish facilities • On-line access for lots of product launched after January 13, 2003 is available In September 2008 it was extended to Los Angeles products We expect to have it available mid term for Grifols Therapeutics products

Innovating in education & training: a unique concept 75 Investors’ & Analysts’ Meeting, Austin, 2013 75

Chaired by an Academy Board which designs, proposes and approves master programs and activities (Quality, Medical, Training, Technology & Operations) Collaboration with professional colleges/universities Alignment in education with differential perspective and values, as platform of opportunities and development A campus of 8 sites with 2 main locations in USA (Glendale, Grifols Academy 76 Investors’ & Analysts’ Meeting, Austin, 2013 76 Phoenix, AZ and Indianapolis, IN) and one in Barcelona The facilities provide technically advanced conference rooms with video conferencing, networked broadcasted facilities to make multisite training, training rooms, computer rooms, DMS training lab, conference rooms Since Jan 2007: 1,366 courses, 300 instructors, 8,285 participants and visits and 155,000 hours of training

In summary Differentiation and innovation are values that cannot be unforeseen. Requires planning, strategical thinking and be part of the company spirit Transparency and trust: confidence on the information systems and traceability are key factors in a business that manages at real time, donors, test results, materials inventories and product distribution 77 Investors’ & Analysts’ Meeting, Austin, 2013 77 Career building and talent retention: invest in education and development of the employees is pivotal for continuous improvement and adapt to future dynamic scenarios. Only those who think differently will be prepared for challenges in 21st century Investment on innovation in systems and process, as well as, on education perhaps has no immediate ROI but our past and present with products of high efficacy and safety, our history of no recalls and no compliance problems are the best demonstration that we were and are in the correct path

Safety is a must !!!! Transparency is the way 78 Investors’ & Analysts’ Meeting, Austin, 2013 78

Immunohematology - Diagnostic Projects 79 Investors’ & Analysts’ Meeting, Austin, 2013 79

Tradition of innovation in Transfusion / Immunohematology Device for direct transfusion (invented by Dr. José Antonio Grifols Roig, 1928) Grifols has been involved for more that 80 years in the development and innovation of Transfusional Medicine and Immunohematology 80 Investors’ & Analysts’ Meeting, Austin, 2013 80 Coombs washing centrifuge (patented in 1964 by Dr. Victor Grifols Lucas)

Grifols involvement with Transfusion / Immunohematology Clinical analysis lab in Barcelona (Spain) in 1940 81 Investors’ & Analysts’ Meeting, Austin, 2013 81 Dade reagents distribution in Spain (1960-1987) Manufacturing of reagents (1987 onwards)

Immunohematology Market size: 1,200 M.USD aprox.* Main market shares 38% 82 Investors’ & Analysts’ Meeting, Austin, 2013 82 26% 19% 8% 9% * Source: Internal data, 2012 Others

Gel test invention



- Invented by Dr. Lapierre in 1985. Technological discontinuity
- European patents owned by DiaMed (Patent expired in 2008)
- USA patent owned by DiaMed → rights to Ortho (patent expired 2012)
- In exchange of rights to Grifols in certain territories (Spain, Portugal, etc.) Grifols sold WADiana® instruments to automate gel test to DiaMed & Ortho (3,000 units approx)
- Agreements with DiaMed finished in 2008 when patent expired in Europe
- Agreement with Ortho in USA finished end of 2012 (1,300 units) when patent expired in USA

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GRIFOLS
pioneering spirit

Worldwide installed base of WADiana® Japan: 241 units Europe: 1,743 units N.A.: 1,302 units Total units approx: 4,100 84 Investors’ & Analysts’ Meeting, Austin, 2013 84 Australia: 120 units China: 306 units C.A.: 225 units S.A.: 111 units SEAsia: 52 units

Grifols automation solutions for Immunohematology 85 Investors’ & Analysts’ Meeting, Austin, 2013 85 Launched 1993 Launched 1998 Launched 2010 To be launched 2015 Diana Sampler® WADiana® Erytra® F-40

Technology innovation by Grifols in Immunohematology Liquid reagents and microplates Dianagel® DG-Gel® Multicard® Genotyping 86 Investors’ & Analysts’ Meeting, Austin, 2013 86 1996 1st. Generation Grifols Gel Test 2003 2nd. Generation Grifols Gel Test 2009 Multiplex testing 2013 Progenika acquisition

We can say without doubt that: Grifols has now the most comprehensive line of reagents, instruments and technologies for immunohematology typing and blood transfusion Immunohematology 87 Investors’ & Analysts’ Meeting, Austin, 2013 87

Spain Switzerland Grifols Diagnostic: manufacturing sites 88 Investors’ & Analysts’ Meeting, Austin, 2013 88 Australia

Mission Progenika’s mission is to improve healthcare through the generation of In Vitro Diagnostic tests for: Prevention Diagnosis and prognosis Key facts Established in 2001, in Bilbao (Spain) Workforce of circa100 worldwide Strong commitment to Innovation: Progenika, a leader in personalized medicine 89 Investors’ & Analysts’ Meeting, Austin, 2013 89 Therapy response Incorporation of cutting-edge technologies Team highly qualified (46% PhDs) Investment in R&D Strong commitment to quality (CE, ISO13485, CLIA, CAP) Acquisition in 2013

Main products

Classified by technological platform

PROGENIKA

Complexity	Technology	Product	Description
	Next Generation Sequencing	SeqPro Lipo	Genetic diagnosis of Familial Hypercholesterolemia
	DNA-Chips	BloodChip Reference	Blood Group Genotyping
		Pharmachip	Pharmacogenomic tool for drug metabolism genotyping
	Beads	IDCore XT	Blood Group Genotyping (extensive phenotype)
		ID HPA	Platelet Genotyping
	ELISA	Promonitor	Monitoring of biological drugs (Infliximab, Adalimumab, Ethanercept, Rituximab)

Progenika is a powerful resource to develop new diagnostic products based on these state-of-the-art technological platforms

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GRIFOLS
pioneering spirit

What Progenika acquisition brings to Grifols - I Gives us access to a new technology (genotyping). (Several competitors still struggling to get hold of it) Genotyping can bring additional information that serology sometimes can not (politransfused patients, lack of available commercial antibodies) 91 Investors’ & Analysts’ Meeting, Austin, 2013 91 Genotyping allows multiplex testing (one sample, several results) Products already exist and generate income

 Strengthens Grifols’ image in the in-vitro diagnostic market as a technology advanced company Significantly increases our R&D capacity (circa 100 employees, basically a research company) Leverage with blood derivatives business (genetic test for alpha-1 deficiency) What Progenika acquisition brings to Grifols - II 92 Investors’ & Analysts’ Meeting, Austin, 2013 92 Other genetic testing (for instance, Familial Hypercholesterolemia, genotyping for Alzheimer, HLA genotype for organ transplantation) Brings exciting test menu in the field of biological pharmaceuticals monitoring running on one of our platforms (Triturus®)

DNA-chip xMAP® Menu Single test – BloodChip® Different antigens panels – Two different technologies 93 Investors’ & Analysts’ Meeting, Austin, 2013 93 Workflow Throughput Hands on time 2 hours & 30 minutes 1 hour 24 samples/10 hours 96 samples/5 hours 5 steps 3 steps Reference IDCORE, IDHPA

Neutralizing Antibodies Immunogenicity is a dynamic process DAS28 Free infliximab (µg/mL) infliximab (AU/mL) Induction Good response Maintenance Loss of response 94 Investors’ & Analysts’ Meeting, Austin, 2013 94 10xanti-Time (weeks) RA patient treated with 3 mg/Kg IFX – Data obtained in collaboration with Pascual-Salcedo and Balsa - HULP clinical study

Biologicals drug monitoring Current portofolio of kits: • Infliximab (Remicade®) - MSD (ROW) - J&J (USA) • Adalimumab (Humira®) - Abbott • Etanercept (Enbrel®) - Pfizer (ROW) - Amgen (USA) • Rituximab (Mabthera®) - Roche An ambitious R&D program to increase the Promonitor family is being developed: 95 Investors’ & Analysts’ Meeting, Austin, 2013 95 • Golimumab (Simponi®) - J&J • Tocilizumab (Actemra®) - Roche • Ustekinumab (Stelara®) - J&J • Certolizumab (Cimzia®) – UCB •

All these tests can be automated in our TRITURUS® platform 96 Investors’ & Analysts’ Meeting, Austin, 2013 96 New TRITURUS® to be launched during 2H2013 TRITURUS®

Take home messages Grifols is expanding its Diagnostics business globally at an accelerated pace Diagnostic Innovations have a long and successful history at Grifols Grifols is well positioned in Immunohematology with an existing portfolio and new product launches The acquisition of Progenika will allow Grifols to establish itself as an innovative leader in Immunohematology and also opens up the high potential Therapeutic drug monitoring market for the company A strategic sales and marketing alliance with Novartis in the US, with product sales expected end 2013, positions Grifols well for the future in the biggest global immunohematology market GRIFOLS Investors’ & Analysts’ Meeting, Austin, 2013 97 pioneering spirit

Plasma Procurement: safety and logistics 98 Investors’ & Analysts’ Meeting, Austin, 2013 98

Plasma Donors and Plasmapheresis 99 Investors’ & Analysts’ Meeting, Austin, 2013 99

Grifols : the pioneer of Plasmapheresis Grifols leads the industry in enhancing the safety of source plasma and health of donors Grifols exclusively uses US Source Plasma as the raw material for all commercial plasma therapies for global patient communities High level of medical and quality oversights/enforcement of Grifols standard Pools of repeat donors enable continuous monitoring of health of donors and safety of donated plasma including post donation information Grifols respects the significant value of plasma donors and strives for the best care of health and wellbeing of plasma donors through unique and robust medical oversight for donor center operation Grifols business starts with the selection of healthy plasma donors....

Fractionation / Product Manufacturing Process COLLECTION 1 POOLING 2 FRACTIONATION 3 PURIFICATION 4 II + III PASTE CRYOPRECIPITATE IV-I PASTE FILLING 5 FINAL BULK FORMULATION AND STERILE FILLING PROTEIN PURIFICATION AND INACTIVATION STEPS FACTOR VIII IGIV AIPI Plasmin Donor 101 Investors’ & Analysts’ Meeting, Austin, 2013 101 FRACTION V PASTE ALBUMIN ATIII

Fractionation / Product Manufacturing Process TESTING SEROLOGY + NAT HIV HEPATITIS B HEPATITIS C CONFIRMATOR Y COLLECTION Donor 1 Donor Inventory hold (60-90 days) POOLING 2 102 Investors’ & Analysts’ Meeting, Austin, 2013 102 OTHER TESTS HEPATITIS A PARVO B-19 SPE + SYPHILIS ALT + ATYPICAL ABs 60

Plasma vs. Blood Donation: Different processes Blood Donors Plasma Donors Donation time frequency 20-30 minutes, every 8 weeks (plasma + cell donation) 45-70 minutes, twice in a 7 day period (plasma only) Donation to next step After single set of negative laboratory test results of single donation hospital for patient use After two or more sets of negative test results from independent donations to logistics center for 60-90 day inventory hold Direct transfusion. • One donation = one treatment Material used for further manufacturing. • One donation one treatment 103 Investors’ & Analysts’ Meeting, Austin, 2013 103 Patient use •National medical guidelines: many centers single protocol • Everything on bag to patient •National, harmonized medical network: many centers = single protocol •Plasma with multiple sets of negative test sets, is then processed, purified to retain the single protein of interest

~25,000 donations per day Grifols’ 150 donor center network has harmonized selection and deferral protocols controlled with strong medical network that maintains consistent quality of the product and safety of the donor Quality and Safety: Standard Medical Protocols 104 Investors’ & Analysts’ Meeting, Austin, 2013 104 Less than 0.0015% donations have medical incidents, mostly minor in nature Donation centers are audited and certified by FDA, European Health Authorities, CLIA and the PPTA • Corporate Quality systems in place • Additional Corporate compliance audits

Selection of safe and healthy donors Members of the local community: • Government issued photo ID and social security/visa card • Evidence of permanent address National Donor Deferral Registry (NDDR) 105 Investors’ & Analysts’ Meeting, Austin, 2013 105 • Inter-company national database of all plasma donors with a positive screening test for HIV, Hepatitis B and Hepatitis C Detailed Medical Evaluation by licensed healthcare professionals Routine Health Screen prior to each donation

Laboratory testing Serological HIV, Hep B, Hep C NAT HIV, Hepatitis A, B & C Serum Protein Electrophoresis Samples are collected from each donation for testing. Each donor has a minimum of 10 tests for each donation: 106 Investors’ & Analysts’ Meeting, Austin, 2013 106 Liver tests (ALT) Syphilis NAT for Parvovirus B19 Blood cell antibodies

The Effect of Plasmapheresis in Blood Cholesterol Levels of Plasma Donors* 107 Investors’ & Analysts’ Meeting, Austin, 2013 107 * accepted for publication in Vox Sanguinis. Electronic pre-release available

Grifols commitment for the health of donors and the safety of Plasmapheresis Grifols 1st priority is the health of donors and the safety of Plasmapheresis procedure From the time of the invention of Plasmapheresis in ’50s, Grifols has been observing good health of repeat plasma donors Grifols established non-profit foundation named “Jose-Antonio Grifols Foundation” to support science and medical research of plasma donors and their health 108 Investors’ & Analysts’ Meeting, Austin, 2013 108 The “Donor Cholesterol Study” is the first project supported by the Foundation to investigate possible positive effects of Plasmapheresis on Plasma donors and their health

Objective and study design Therapeutic LDL apheresis is known to decrease LDL levels in patients with familial hypercholesterolemia The effect of the plasmapheresis process used during donation (smaller volume, shorter time) in cholesterol levels has not been evaluated thoroughly Multicenter longitudinal cohort study with applicant plasma donors 109 Investors’ & Analysts’ Meeting, Austin, 2013 109 • 663 participants with diverse demography • Nine sites in the United States • Total cholesterol, HDL, direct LDL Prior to each donation participants also completed a short questionnaire on lifestyle factors that could affect cholesterol levels

Baseline Information Group Number of Donors Percent (%) Total Cholesterol* (mg/dL) High (> 240) 38 5.7 Higher than desired (200-239) 132 19.9 Acceptable (< 200) 493 74.4 LDL* (mg/dL) High (> 160) 41 6.2 Higher than desired (130-159) 112 16.9 Acceptable (<130) 510 76.9 HDL* (mg/dL) Low (< 40, males; <50, females) 228 34.4 110 Investors’ & Analysts’ Meeting, Austin, 2013 110 Average (40-60, males; 50-60, females) 341 51.4 Optimal (>60) 94 14.2 Total Study Donations 2-10 296 44.6 11-20 168 25.3 21-32 199 30.0 * AHA/NHLBI-NCEP classification

Data Analysis: GEE statistical model A multivariable repeated measures regression model using the General Estimating Equation (GEE) approach was used to analyze the data as it has the capability to use information for each donation, control for unequal contribution and allows to estimate the independent contribution of each variable Potential variables of interest: gender, age, weight, race, baseline total cholesterol, LDL, and HDL, time between donations, number of donations, lifestyle changes All variables of interest were evaluated using the model to determine which variable had significant effects 111 Investors’ & Analysts’ Meeting, Austin, 2013 111 • Donor age, race, weight, and number of prior donations had little effect on the change observed in cholesterol levels • Responses on the lifestyle questionnaire did not show an independent effect on cholesterol change The validity of the model was checked by comparing the estimated results of the GEE-model to those actually observed in the dataset

Effect of Plasmapheresis in total cholesterol (mg/dL) - Female & Male donors -35 -30 -25 -20 -15 -10 -5 0 5 10 * * * * * -35 -30 -25 -20 -15 -10 -5 0 5 10 * ‡ * * * * * Females Males Change in Total Cholesterol (mg/ dL) Change in Total Cholesterol (mg/ dL) 112 Investors’ & Analysts’ Meeting, Austin, 2013 112 -60 -55 -50 -45 -40 5-9 days 2-4 days >10 days * * Days between donations Days between donations -60 -55 -50 -45 -40 5-9 days 2-4 days >10 days * * = p<0.01 ‡ = p<0.05

Effect of Plasmapheresis in LDL (mg/dL) - Female & Male donors -20 -15 -10 -5 0 5 10 * * * ‡ -20 -15 -10 -5 0 5 10 * * * * * ‡ Females Males Change in Total Cholesterol (mg/ dL) Change in Total Cholesterol (mg/ dL) 113 Investors’ & Analysts’ Meeting, Austin, 2013 113 -45 -40 -35 -30 -25 >10 days 5-9 days 2-4 days * * * * -45 -40 -35 -30 -25 Days between donations >10 days 5-9 days 2-4 days * * >10 days 5-9 days 2-4 days Days between donations Days between donations > 160 mg/dL 130-159 mg/dL <130 mg/dL * = p<0.01 ‡ = p<0.05

Effect of Plasmapheresis in HDL (mg/dL) - Female & Male donors -6 -4 -2 0 2 4 6 * * * -4 -2 0 2 4 6 * * * * * Females Males Change in Total Cholesterol (mg/ dL) Change in Total Cholesterol (mg/ dL) 114 Investors’ & Analysts’ Meeting, Austin, 2013 114 -14 -12 -10 -8 >10 days 5-9 days 2-4 days * * ‡ -14 -12 -10 -8 -6 >10 days 5-9 days 2-4 days * * Days between donations Days between donations <40 mg/dL 40-60 mg/dL >60 mg/dL * = p<0.01 ‡ = p<0.05

Conclusions of the cholesterol study The results of this study suggest that plasma donation may affect cholesterol levels in the days following plasmapheresis Baseline cholesterol level and interval between donations are the key factors, not total number of donations • Donors with high baseline total cholesterol or LDL, show a significant decrease 115 Investors’ & Analysts’ Meeting, Austin, 2013 115 • Donors with normal baseline total cholesterol or LDL, have minimal decrease • Donors with low baseline HDL, showed a slight increase Only 14 out of 9,135 donations had a mild or moderate event. No severe or serious events

Summary Grifols has solid and reliable quality systems in place supporting the largest donor center network in the world The Grifols’ model for medical oversight toward its donor center operations is unique in the industry, which supports the company’s commitment to the safety of plasma donors and the final plasma products 116 Investors’ & Analysts’ Meeting, Austin, 2013 116 The cholesterol study has been the first project to assess the impact of plasma donation in the health of donors Grifols will continue its medical and scientific efforts in order to assure the health of donors and gain medical community’s knowledge and appreciation of the plasmapheresis and contribution of plasma donors

Grifols Plasma Operations Infrastructure is vital 117 Investors’ & Analysts’ Meeting, Austin, 2013 117

Grifols donor center network: 150 US donor centers in 30 States 118 Investors’ & Analysts’ Meeting, Austin, 2013 118

Significant role of Grifols Plasma infrastructure The infrastructure is the basis for plasma product safety and operational efficiency Assure integrity and robustness of Grifols Safety and Traceability concept from the plasma collection to the final release for fractionation (PediGri®) High level of quality and regulatory compliance Optimize inventory management of high-valued Sauce Plasma 119 Investors’ & Analysts’ Meeting, Austin, 2013 119 Better plasma utilization (loss prevention and preservation of proteins) Reduce the operational challenges at donor centers Reduction of overall plasma cost

Robust In-House infrastructure support Donors • Questionnaire and Physical • Plasma Suitability • Medical Records Donation • Facility Management • Unit and Sample Management • QA/Compliance/Records • Facility and Equipments • Sample and Testing IT System Support Supply Chain Management Facility Services Grifols Academy 120 Investors’ & Analysts’ Meeting, Austin, 2013 120 Testing • QA and Result Reporting Logistic • Transportation • Unit Verification and QA • Warehousing and Inventory Release • Look back management • Final Batch Release • Delivery to 3 Plants

Plasma IT system support Ideal IT Infrastructures for Robust Data Management To assure high level of plasma traceability, donor center quality and high efficiency operation, Grifols elected 100% In-House IT solutions 100% In-House IT network management and data hosting for donor center management and enterprise IT systems 121 Investors’ & Analysts’ Meeting, Austin, 2013 121 Development of In-House software to meet specific demand of Plasma Operations Robust redundancy for all communication network and data management Specific hardware resources for donor centers

Plasma Supply Chain Management Right type of plasma, right volume to right location on time Due to the critical quality requirements, volume and financial value of source plasma, Plasma Supply Chain Management group provides high standard logistic solutions Two plasma logistics centers; in California and North Carolina Ground breaking for new fully automated 122 Investors’ & Analysts’ Meeting, Austin, 2013 122 Plasma Logistic Center in North Carolina Cold-storage and plasma inventory management Final clearing and quality release of source plasma to three plants Domestic and International cold-chain distribution management

Donor center facility services Spirit of Grifols Engineering Capitalizing significant expertise and know-how of Grifols Engineering, GPO Facility Services team provides high standard, cost effective and timely services to 150 donor centers, testing laboratories and warehouses Identifying New Center Locations Real Estate Management 123 Investors’ & Analysts’ Meeting, Austin, 2013 123 Facility Design, Layout Construction Management Facility Maintenance Donor Center Process Automation In 2012, six new state-of-the-art donor centers were opened and twenty one major center expansion/renovation projects were completed

Grifols plasma infrastructure summary Grifols has been aggressively investing into Grifols Plasma Infrastructure to materialize the Company’s concept of plasma safety and traceability The industry-leading Grifols Plasma Infrastructure offers significant advantages to capitalize the economy of scale for plasma cost reduction Grifols manages all critical Plasma Infrastructure In-House to meet specific criteria of 124 Investors’ & Analysts’ Meeting, Austin, 2013 124 the Company, timely adaptation of various technological advancements and capitalize the know-how accumulated The current Grifols Plasma Infrastructure is capable of handling the long term plasma needs of the Company

Grifols Plasma Operations Testing Operations Review 125 Investors’ & Analysts’ Meeting, Austin, 2013 125

Grifols Plasma Testing Operation Plasma Testing is the life-line of any plasma collection organization • Assure the health status of plasma donors • Assure the safety of plasma collected and released for fractionation • Assure the quick turnaround of test results for quick actions by donor center • Manage massive test results database for Quality and Regulatory Compliance Plasma Testing Operation needs to manage various risk, challenges and opportunities to maintain sustainable plasma collection operation 126 Investors’ & Analysts’ Meeting, Austin, 2013 126 • Business Interruption/Disaster Recovery strategies • Adaptation / acceptation of new technologies • Cost optimization Like fractionation capacity, increasing significant testing capacity requires substantial investment and time

Grifols Plasma Testing Laboratories Why Austin and San Marcos, Texas? Secure access to two major airports (San Antonio and Austin) for redundant sample logistic Access to qualified and educated labor pool for testing operators with 100,000 students at 15+ universities and colleges 127 Investors’ & Analysts’ Meeting, Austin, 2013 127 San Marcos Why two laboratories in close proximity? Redundant testing capacity Located in separate electric power grids Located in the area of different weather pattern Share management resources Mobility of staff between laboratories

Grifols Plasma Operations - plasma testing laboratories Austin Testing Laboratory 25,000 sq ft 81 employees 128 Investors’ & Analysts’ Meeting, Austin, 2013 128 San Marcos Testing Laboratory 75,000 sq ft 85 employees Designed and built by Grifols Engineering

Laboratory processes are designed for controlled high volume testing Capacity: up to 15 million annual donations • 32 million annual samples • 127 million annual reportable results On a monthly basis, this equates to....... • Processing 1.25 million donations Grifols Plasma Operations - plasma testing laboratories 129 Investors’ & Analysts’ Meeting, Austin, 2013 129 • Processing 2.6 million samples • Reporting over 10 million test results Testing capacity and capabilities provide the flexibility to meet current and future production demands

Sample organization and processes are complex Receive up to 5 different samples per donation depending on the testing requirements Each sample has own unique process flow Each test has own unique sample suitability requirements: • Storage – temperature, freeze/thaw cycles • Hemolysis Grifols Plasma Operations - plasma testing laboratories 130 Investors’ & Analysts’ Meeting, Austin, 2013 130 • Lipemia • Volume Multiple quality checks throughout the processes to ensure all critical steps and requirements are met Complete traceability is maintained of each sample and testing performed from the moment of receipt through result release

On a daily basis, the laboratories perform 18 different tests Core Testing • Viral Marker Serology: anti-HCV, anti-HIV 1,2, HBsAg • HCV, HBV, HIV, Parvo B19, HAV by NAT • ALT • Viral marker serology confirmatory testing Grifols Plasma Operations - plasma testing laboratories 131 Investors’ & Analysts’ Meeting, Austin, 2013 131 Ancillary Testing • Screen for antibodies to RBCs • Serum Protein Electrophoresis • Total Protein • Syphilis screen • Anti-Tetanus Titer • Anti-HBs Titer

Plasma testing process flow 1 2 3 4 5 6 7 132 Investors’ & Analysts’ Meeting, Austin, 2013 132

Automated sample handlers: Automates test specific sample quality checks: volume, hemolysis and lipemia Provides standardization of process quality Grifols Plasma Operations - plasma testing laboratories 133 Investors’ & Analysts’ Meeting, Austin, 2013 133 Automates sample de-capping and sorting directly into analyzer specific sample racks Increases process efficiency and control control checks

Nucleic Acid Technology: Self contained integrated NAT analyzer that fully automates all steps from sample processing (extraction), amplification, detection and data reduction Significant improvement in process control Grifols Plasma Operations - plasma testing laboratories 134 Investors’ & Analysts’ Meeting, Austin, 2013 134 75% labor reduction in comparison to previous manual processing Ability to increase production at minimal labor cost

Strong scientific and technical expertise and experience The laboratories’ Scientific & Technical Team provides a level of expertise and experience that surpasses any other US Plasma Testing (Screening) Laboratory Clinical Trials Research studies Evaluation and development of new testing techniques Informatics – data mining Grifols Plasma Operations - testing laboratories, leading the way 135 Investors’ & Analysts’ Meeting, Austin, 2013 135 Expanding horizon of plasma and blood testing to accommodate future demands and innovations Immunohematology Reference Laboratory Genetic testing opportunities with Progenika technologies

Global Commercial Strategy Bioscience 136 Investors’ & Analysts’ Meeting, Austin, 2013 136 136

Global Markets 2012 Sales Analysis 137 Investors’ & Analysts’ Meeting, Austin, 2013 137 137

Executive summary Strong sales growth and leadership position in key products Commercial model providing a sustained future sales growth Geographical expansion opportunities Expansion opportunities with existing portfolio 138 Investors’ & Analysts’ Meeting, Austin, 2013 138 New products and projects to support the present growth model

7.6% cc General sales evolution by Division 2012 Strong and balanced sales growth RM & Others 2500 3000 2,303 Total 2,621 Total 12.0% 14.5% 0.5% 13.8% MM€ 139 Investors’ & Analysts’ Meeting, Austin, 2013 139 Hospital Bioscience Diagnostic 0 500 1000 1500 2000 2011 2012 14.5% 2011 Proforma

Sales by geographic area 2012 Strong performance in NA accounting for 63,3% of the total sales. NA and ROW have been the growth drivers during the year 2012 63,3% 60% 70% 80% NA 63.3% 1,659 MM€ + 21.6% 140 Investors’ & Analysts’ Meeting, Austin, 2013 140 21,3% 14,2% 0% 10% 20% 30% 40% 50% ROW 14.2% EU 21.3% 372 MM€ 559 MM€ + 16.3% -5.0%

EU Sales Iberian 2012 Iberian 2011 10.1% Iberian sales represents 8.6% of the total company sales versus last year’s 10.1% Central Europe sales have increased by a 7.0% 141 Investors’ & Analysts’ Meeting, Austin, 2013 141 7% Total Company Sales 8.6%

Sales evolution over the last 10 years 2000 2500 3000 MM € The Group’s new dimension is consolidated after the Talecris acquisition. Bioscience division represents 88.7% of total Company sales in 2012 142 Investors’ & Analysts’ Meeting, Austin, 2013 142 0 500 1000 1500 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2011 Proforma

Hospital Division: Total sales period 2002 - 2012 MM € 80 100 120 74 82 86 89 95 96 Hospital division achieves a slight positive growth in 2012 and establishes a 7.4% CAGR in a period of 10 years. It is important to consider that this division is currently concentrated in the Spanish market 143 Investors’ & Analysts’ Meeting, Austin, 2013 143 0 20 40 60 2000 2002 2004 2006 2008 2010 2012 2014 47 51 54 58 63

Diagnostic Division: Total sales period 2002-2012 MM € 103 109 117 134 Blood typing products helped to increase sales up to 134MM € which means a growth of 14.5% in 2012, maintaining for the last 10 years a CAGR of 10.6% 144 Investors’ & Analysts’ Meeting, Austin, 2013 144 49 58 62 70 74 80 86

Geographical Expansion Opportunities 145 Investors’ & Analysts’ Meeting, Austin, 2013 145 145

Emerging markets growth opportunities - 2011 Grifols market penetration is much higher in NA compared with other geographies. The focus in regions such as LATAM, Asia and Middle East should provide opportunities for growth MRB Grifols market share plasma proteins 2011 NA 32% EU 14% ROW 7% 146 Investors’ & Analysts’ Meeting, Austin, 2013 146 2011 Proforma Highest level of Growth opportunities

Japan China Emerging markets growth opportunities: ROW Grifols has a strong direct commercial presence in the Emerging Markets. The 12th unit in the region has recently been established in Dubai 2013 147 Investors’ & Analysts’ Meeting, Austin, 2013 147 Chile Argentina Brazil Singapore Malaysia Thailand Australia Colombia Mexico Dubai

Emerging markets growth opportunities: China 148 Investors’ & Analysts’ Meeting, Austin, 2013 148 Shanghai We are changing the status of our presence in China from a RO (Representation Office) to a WFOE (Wholly Foreign Owned Enterprise). This will allow us to enlarge the scope of our activities

Emerging markets growth opportunities: Brazil 149 Investors’ & Analysts’ Meeting, Austin, 2013 149 Curitiba Constitution of GRICEI with a minority local shareholder, in order to build manufacturing facilities, start the productive activity and reinforce Grifols presence in the region

ROW sales: Q1 2013 vs Q1 2012 Increased In Q1 2013 Grifols sales in ROW have increased up to 28.4% cc versus Q1 2012 150 Investors’ & Analysts’ Meeting, Austin, 2013 150 by 28.4% cc

Grifols next priorities among the group of emerging markets will be: Opportunities in emerging markets 151 Investors’ & Analysts’ Meeting, Austin, 2013 151 TURKEY During 2013 the company will consider its position in the referred countries and will develop long term strategies to secure an appropriate market penetration RUSSIA INDIA

Global Commercial Strategy Bioscience 152 Investors’ & Analysts’ Meeting, Austin, 2013 152 152

Grifols main products hold leading positions - Worldwide 153 Investors’ & Analysts’ Meeting, Austin, 2013 153 Source MRB : The Worldwide Plasma Proteins Market - 2011

Grifols main products hold leading positions – North America 154 Investors’ & Analysts’ Meeting, Austin, 2013 154 Source MRB : The Worldwide Plasma Proteins Market - 2011

Grifols Commercial Model - Bioscience Plasma fractionation throughput defined based on the achievement of balance among several proteins Allocation of products to the different markets prioritizing: • Warranty of stable supply • Good price returns • Fast collection of receivables 155 Investors’ & Analysts’ Meeting, Austin, 2013 155 Optimization of the “income per liter of plasma” Improvement of the operational efficiency • Strategic value

2012 Sales Analysis North America 156 Investors’ & Analysts’ Meeting, Austin, 2013 156 156

2012 North America results 1500 2000 1,837 2,046 North American Sales (MM$) 2012 vs 2011 NA sales increased $209M (+11.4%) U.S sales increased 11.3% All US Business units achieved double-digit growth 157 Investors’ & Analysts’ Meeting, Austin, 2013 157 2011 Proforma 0 500 1000 2011 2012 Canada sales increased 11.7% (Final year of contract) NA Q1-2012 growth vs. Q4-2011 +12.8% Q1-2012 vs. Q1-2011 growth was $87.4M or +20% (on pro-forma basis)

Immunology 2012 Achievements IG, Albumin and HyperRAB sales all increased significantly New Gamunex® brand campaign developed Albumin sales increase key to balancing the liter HyperRAB delivered record sales as Grifols’ market leading product addressed abnormally high incidence of rabies 2012 North America – Business unit results 158 Investors’ & Analysts’ Meeting, Austin, 2013 158 Pulmonary 2012 Achievements New patient starts increased 11% Test kit returns increased 94%, demonstrating a willingness to test by physicians Sales force expansions in 2012 and 2013 are driving increased diagnosis and treatment

1% 9% 2012 North America – Business unit results Canada 2012 Achievements/Contracts Status Sales increased 11.7% Hematology 2012 Achievements Alphanate ® sales growth significantly above market Launched new Alphanate ® “Natural Protection” campaign Thrombate ® sales increased significantly, expanded SF in 2013 2013 Canada Revenue Share (estimate) 159 Investors’ & Analysts’ Meeting, Austin, 2013 159 71% 19% CBS HQ Public Works Prolastin-C 90% of business split between Canadian Blood Services (71%) and Hema-Quebec (19%) contracts Grifols selected as primary supplier to CBS (+60%) for new 5yr contract: Commercial IGIV Contract fractionation and Secondary supplier to Hema-Quebec CBS (Canadian Blood Services); HQ (Héma–Québec)

Underdiagnosed Undertreated Diseases Growth Opportunities 160 Investors’ & Analysts’ Meeting, Austin, 2013 160 160

Promotion is increasing awareness and use of AT concentrate and Thrombate® Targeted physicians report higher unaided brand awareness compared to non-targets Among all physicians, unaided awareness of Thrombate® increased from 2011 to 2012 23% of targeted physicians expect to increase use of AT concentrate in the next 12 months 41% of targeted physicians would like more visits from AT concentrate sales reps 50% Unaided Brand Awareness Thrombate 161 Investors’ & Analysts’ Meeting, Austin, 2013 161 Source: ATU July 2012 39% 26% 0% 10% 20% 30% 40% Target Physicians Non-target Physicians

With sales force promotion, hereditary AT deficiency has grown from 38% to 47% of the total uses of Thrombate® and remains the single largest use of the product 47% 12% 4% 10% 5% 4% 38% 11% 11% 8% 3% 4% 3% Antithrombin deficiency 162 Investors’ & Analysts’ Meeting, Austin, 2013 162 7% 11% Share of Thrombate / Units by Condition (2010) Share of Thrombate / Units by Condition (2007) 17% 8% Hereditary AT deficiency 38% Cardiac by-pass + high risk CV surgery 17% Liver / kidney transplant 7% Obstetrical / gynecological surgery 11% Other surgical procedures 4% Sepsis / DIC 10% Acute lymphoblastic leukemia treated with asparaginase 5% Renal disease / on chronic hemodialysis 4% ® ®

Cardiac Surgery an opportunity to grow with antithrombin (AT) and improve balanced fractionation Background 700,000 cardiac surgeries with CPB are performed annually in the US and EU (1) Pre-op levels of AT are predictors of heparin resistance which occurs in up to 30% of CPB procedures (2) Moreover AT consumption during CPB may trigger post operative thromboembolic complications (2) Antithrombin opportunities - I 163 Investors’ & Analysts’ Meeting, Austin, 2013 163 Low AT levels at ICU admission post-CPB are associated with a poor outcome and predictive of prolonged ICU stay (3) (1) Holsworth Jr et al. Perfusion, 2013 and estimations from primary market research. (2) Ranucci M et al. JThorac Cardiac Surg, 2012 (3) Ranucci M et al. Crit Care Med, 2005

Strategic fit Labeling expansion in the US (leading AT product and unique pdAT) Consolidation of clinical experience on acquired deficiencies in non US countries Antithrombin opportunities - II 164 Investors’ & Analysts’ Meeting, Austin, 2013 164 Significant contribution to increase profitability of liter of plasma and balanced fractionation Synergies with albumin (same target group as some albumin users: cardiac anesthesiology

Alpha-1 continues to represent a significant opportunity - I Strong Market Dynamics Chronic, life-extending therapy helps ensure certainty of demand U.S. A1PI sales have increased at a 17% CAGR since 2001 Significant Opportunities to Expand the Market Patients remain under-identified and 100.000 75.000 40.000 60.000 80.000 100.000 120.000 Patients Alpha-1 Patient Population (US) 165 Investors’ & Analysts’ Meeting, Austin, 2013 165 under-treated 0.5% – 1%(1) of the 40 million patients with COPD have A1PI Deficiency Many patients are frequently misdiagnosed 1. Sources: Lieberman et al. Chest 1986; 89:370-373, De Serres et al. Journal of COPD 2006; 3:133-139; University of Florida – using Grifols Alpha Kits 2. Reflects MRB data and internal Grifols estimates 5.500 0 20.000 Prevalence Symptomatic Treated (2)

Increased diagnosis and treatment has more than doubled the number of Alpha-1 patients in 10 years Grifols has lead this market by investing in proven approaches Simple blood test for diagnosis Dedicated sales and marketing teams Prolastin ® Direct service model which includes disease management Alpha-1 continues to represent a significant opportunity - II CAGR 11% 3000 4000 5000 6000 Patients 166 Investors’ & Analysts’ Meeting, Austin, 2013 166 Opportunities exist to enhance and extend the model Extending model to more countries Enhancements to testing approach Rapid Test Genetic (Progenika) Sources: Estimates using labeled dose and MRB data 0 1000 2000 2001 2011

Alpha-1 continues to represent a significant opportunity- III

Accelerated identification of new patients with Alpha-1 Antitrypsin Deficiency with point-of-care AlphaKit® QuickScreen

- AATD is currently underdiagnosed
- Grifols provides free test kits to physicians in many countries, but the need still exists for easier screening and diagnosis

AlphaKit® QuickScreen

- Solution: Novel point-of-care screening test that a physician or nurse can administer in the office rather than sending out to a lab
- Identifies the presence of the Z-protein, responsible for over 95% of severe Alpha-1 deficiency cases
- Patients who test positive undergo a confirmatory lab test to verify genotypes
- Product in development phase – launch to major markets over the next 1-2 years


GRIFOLS
AlphaKit®
QuickScreen
Control
Z-AAT
S

Investors' & Analysts' Meeting, Austin, 2013
167
GRIFOLS
pioneering spirit

Background: Cystic fibrosis (CF) is an inherited chronic disease that affects the lungs and digestive system of about 30,000 children and adults in the United States (70,000 worldwide). A defective gene and its protein product cause the body to produce unusually Phase II clinical study is on-going using novel aerosol formulation of Prolastin® 50.000 60.000 70.000 80.000 Estimated CF Prevalence Cystic fibrosis represents an opportunity to extend growth of Alpha-1 Antitrypsin 168 Investors’ & Analysts’ Meeting, Austin, 2013 168 thick, sticky mucus that: clogs the lungs and leads to life-threatening lung infections; obstructs the pancreas and stops natural enzymes from helping the body break down and absorb food 0 10.000 20.000 30.000 40.000 WW CF Prevalence More than one hospitalization per year Patients Source: CF Foundation

New Prolastin® indication with significant unmet need Despite recent advances, significant unmet need remains About 45% of CF experience severe exacerbations requiring more than one hospitalization per year The frequency of such exacerbations increases with age and disease severity Alpha-1 Antitrypsin has a novel mechanism of action with an opportunity to be the Cystic fibrosis represents an opportunity to extend growth of Alpha-1 Antitrypsin 169 Investors’ & Analysts’ Meeting, Austin, 2013 169 ‘first and only’ anti-inflammatory agent for CF Strategic fit Extends Grifols leadership in Pulmonology Broadens Prolastin® franchise into the aerosol market Source: CF Foundation

Grifols partners with Aradigm to commercialize PulmaquinTM Grifols Aradigm Partnership Exclusive Global commercial rights for PulmaquinTM PulmaquinTM is a liquid mixture of free and liposomal ciprofloxacin to be delivered once daily with a PARI LC™ Sprint Nebulizer Phase III Asset being developed for non-Cystic Fibrosis Bronchiectasis by Aradigm Complementary customer targets and 2 3 4 5 6 7 8 9 Number of Responses Rationale for High Level of Unmet Need 170 Investors’ & Analysts’ Meeting, Austin, 2013 170 messages Significant overlap with current Prolastin-C® customers Sales opportunity: $300MM in 3rd full year Leverages existing Prolastin-C® sales force PulmaquinTM has potential in Cystic Fibrosis, Grifols has initiated Alpha-1 CF program Source: Primary Market Research 0 1

Target patient population No approved treatments for BE and significant unmet need Obstructive lung disease leading to downward spiral of lung injury, infection, inflammation, airflow obstruction Estimated 110,000 BE patients (US), of which approx. 30% are colonized with P. aeruginosa Estimated US Treatment of Bronchiectasis 80000 100000 120000 Patients Non-Cystic Fibrosis Bronchiectasis (NCFBE) PulmaquinTM offers a unique product profile that could enable premium pricing and significant market share No currently available therapies for the treatment of Bronchiectasis 171 Investors’ & Analysts’ Meeting, Austin, 2013 171 0 20000 40000 60000 NCFBE Patients NCFBE Pts. W / Pseudomonas Treated NCFBE Pts. Source: Primary Market Research 2012 Product profile offers clear advantages Strong physician reaction based on phase 2 data Once a day dosing with lower systemic exposure Alternative antibiotic class Assumes 7 year orphan exclusivity

Albumin opportunities

Investing in new potential uses of albumin in hepatology to reinforce unique properties of albumin

Background

- USA and EU accounts for more than 1.5 million cirrhotic patients (1)
- 50% of cirrhotic patients will develop ascites in 5 years (2)
- 23% of cirrhotic patients hospitalized due to a decompensation where diagnosed with Acute on Chronic Liver Failure (ACLF) a life-threatening condition with more than 30% 28-day mortality (3)

Strategic fit

- New uses will reinforce albumin properties beyond fluid management
- Reinforcing Grifols leadership in hepatology

(1) *www.mdguidelines.com/cirrhosis-of-the-liver and estimates from "The burden of liver disease in Europe. A review of epidemiological data" (EASL, 2013)*
(2) *D'Amico G et al. Dig Dis Sci, 1986*
(3) *Moreau R et al. Gastroenterology, 2013*

Investors' & Analysts' Meeting, Austin, 2013 172 GRIFOLS pioneering spirit

IVIG consumption per capita has continued to grow in the Emerging Markets Significant Opportunities remain to expand the IVIG Market New Indications Improved Diagnosis & Treatment Expansion of healthcare in emerging markets New Indications 5 6 7 8 9 10 grams per (000) inhabitants CAGR + 14% CAGR + 20% CAGR + 20% 173 Investors’ & Analysts’ Meeting, Austin, 2013 173 Post Polio Syndrome Myasthenia Gravis Improved Diagnosis CIDP Primary Immune Deficiency 0 1 2 3 4 Yr 0 Yr 6 Source: MRB data, grams per (000) population, Brazil 2010, Mexico 2010, Russia 2011 Brazil Mexico Russia

Grifols is initiating Myasthenia Gravis clinical program as opportunity to extend growth of IVIG Background Myasthenia Gravis is a neurological autoimmune disorder characterized by fluctuating weakness of voluntary muscle groups Estimated US Treatment of MG 40.000 50.000 60.000 70.000 Patients IVIG opportunities - I 174 Investors’ & Analysts’ Meeting, Austin, 2013 174 Substantial patient population 45,000 to 55,000 patients (US) Likely orphan designation US MG Prevalence Requiring steroids Source: Myasthenia Gravis Foundation of America, Primary Research 0 10.000 20.000 30.000

New IVIG indication with significant unmet need MG patients treated with steroids +/- oral immunosuppressants suboptimal efficacy, significant side effects IVIG use for maintenance is uncommon Strategic fit Extends Gamunex ® leadership in Neurology (MG subspecialists = CIDP subspecialists) IVIG opportunities - II 175 Investors’ & Analysts’ Meeting, Austin, 2013 175 Physicians typically have twice the number of MG patients as CIDP patients Probability of success IVIG standard of care in acute Myasthenia crisis; Published evidence for improvement in worsening

Biosurgery Establish a market leader position with a highly differentiated Fibrin Sealant offering to address unmet needs Capture significant market share of the stand alone human Objectives: 176 Investors’ & Analysts’ Meeting, Austin, 2013 176 thrombin market Build a Biosurgery sales channel for the sale of additional innovative Biosurgery products beyond fibrin sealant Worldwide Fibrin Sealant Market is expected to grow with CAGR of 8.5% through 2016 and market penetration is very low – 2% - 39% depending on region and specialty

Diagnostics Acquisition of controlling interest in Progenika • Products in the areas of Blood Genotyping, Drug Monitoring and Personalized Medicine • Technologies to develop new diagnostic test synergistic with Grifols sales growth opportunities in the short- and mid-term 177 Investors’ & Analysts’ Meeting, Austin, 2013 177 other company activities Araclon test for early diagnosis of Alzheimer disease

Intravenous solutions Existing signed contracts include products such as: PVC empty bags Standard large volume parenteral solutions Irrigation solutions Lipid emulsions Grifols sales growth opportunities in the short- and mid-term 178 Investors’ & Analysts’ Meeting, Austin, 2013 178 IV Paracetamol, etc.

 Third party manufacturing for companies as the following: • CDM Lavoisier • Zoetis • Aguettant • MacoPharma • Eurospital • Formula Grifols sales growth opportunities 179 Investors’ & Analysts’ Meeting, Austin, 2013 179 • Mylan • Cadence Pharmaceuticals • Terumo Product destinations are several European markets, the US and Asia Multiple agreements are in development stage or even in regulatory phase

Executive summary Strong sales growth and leadership position in key products Commercial model providing a sustained future sales growth Geographical expansion opportunities 180 Investors’ & Analysts’ Meeting, Austin, 2013 180 Expansion opportunities with existing portfolio New products and projects to support the present growth model

Bioscience Manufacturing Operations Update 181 Investors’ & Analysts’ Meeting, Austin, 2013 181

Executive summary Grifols has today three state-of-the-art manufacturing sites offering a reliable and consistent supply to the market Facility and paste cross approvals are progressing and on track. New investments for key products and infrastructure are being made Successful innovation through Grifols Engineering, S.A. are further improving quality 182 Investors’ & Analysts’ Meeting, Austin, 2013 182 and operational efficiencies

Barcelona, Spain Grifols Bioscience manufacturing sites Los Angeles, California Clayton, North Caroline 183 Investors’ & Analysts’ Meeting, Austin, 2013 183 Operations Employees: 790 Operations Employees: 524 Operations Employees: 1,270 Three State of the art manufacturing sites with excellence in compliance is a warranty for reliable and consistent supply

Manufacturing process steps COLLECTION 1 POOLING 2 FRACTIONATION 3 PURIFICATION 4 II + III PASTE CRYOPRECIPITATE IV-I PASTE FILLING 5 FINAL BULK FORMULATION AND STERILE FILLING PROTEIN PURIFICATION AND INACTIVATION STEPS FACTOR VIII IGIV Plasmin Donor 184 Investors’ & Analysts’ Meeting, Austin, 2013 184 FRACTION V PASTE AIPI ALBUMIN ATIII

Clayton; 2.5 Clayton; 5.8 Los Angeles; 2.3 Los Angeles; 2.3 Barcelona; 2.2 Barcelona; 4.4 3 6 9 12 MM Liters Fractionation capacity 8.5 12.5 185 Investors’ & Analysts’ Meeting, Austin, 2013 185 Melville; 1.5 0 2013 2015/2016 *Melville sold to Kedrion Fractionation investments pace future growth

Purification capacity: 2016 Forecast 12.3 11.7 12.4 12.5 9 12 MM Liters Fractionation Purification 186 Investors’ & Analysts’ Meeting, Austin, 2013 186 5.8 0 3 6 Fractionation Cryo IVIG Alpha-I Frac V Liters equivalents

Manufacturing sites and products Current 2015 BCN LA NC NY Fractionation Purification - Factor VIII - Factor IX - AT III - IGIV Polivalent HepB 187 Investors’ & Analysts’ Meeting, Austin, 2013 187 - IGIM HepB Rabies Rho(D) HyperTet - Alpha1 PI - Albumin Polivalent - Fibrin Sealant

Cryo Factor VIII II + III IGIV IV-1 Alpha 1 BCN Site June 2013 2016 BCN LA NC BCN LA NC BCN LA NC BCN LA NC BCN LA NC BCN LA NC LA Site June 2013 2016 NC Site June 2013 2016 Paste cross approval update 188 Investors’ & Analysts’ Meeting, Austin, 2013 188 V Albumin Specific II+III IGIM´s Cross Site approval of pastes requires a considerable investment of time, material and resources... However it gives better plasma liter utilization, supply reliability and synergies to the business

BCN: New Fractionation Facility (Fracc 4) 2.2 million liters /year capacity First conformance lot in september 2013 Expected approval by mid 2014 Major investments: Fractionation 189 Investors’ & Analysts’ Meeting, Austin, 2013 189 NC: North Fractionation Facility (NFF) 5.8 million liters /year capacity First conformance lot in august 2013 Expected approval by beginning 2015

LA: Gamunex ® Purification and Filling Facility (Bldg 330) 10 million grams /year capacity (ready to be doubled it in the future) Major investments: Purification IVIG 190 Investors’ & Analysts’ Meeting, Austin, 2013 190 Purification and filling facility: From II+III to final vial First conformance lot in November 2013 Expected approval by mid 2015

BCN: New Purification Area for Prolastin® 180,000 grams/year capacity (future up to 540,000 grams/year) Conformance lots done in Q4 2012 Expected approval by mid 2014 Major investments: Purification Alpha-1 PI 191 Investors’ & Analysts’ Meeting, Austin, 2013 191 NC: Capacity expansion for Prolastin-C® 1.2 million grams/year capacity increase Project in conceptual design phase For 2017-2018 approval

Major investments: Purification Albumin BCN: Third Purification line (Bldg P1) + 22 million grams/year capacity Recently approved NC: Albumin process change to the method Grifols (Bldg 300) 62 million grams/year capacity (expandable to 124 grams/Year) First conformance lot in June 2013 192 Investors’ & Analysts’ Meeting, Austin, 2013 192 Expected approval by 3Q 2014 LA: Albumin capacity expansion (Bldg 314-315) + 44 million grams/year capacity (expandable to 88 million grams/year) Purification and Filling Facility, including Sterile Filling in Bags Mechanical completion by may 2014 Expected approval by end 2015

Final goal is to have all sites with the same Grifols method process This process is very efficient and obtains Albumin with low aluminum content (mandatory in Europe) The aim of all this Albumin investments is to be able to transform all our Fr V in final Comments on Albumin Purification investments 193 Investors’ & Analysts’ Meeting, Austin, 2013 193 product for therapeutic use These investments are aligned with the Grifols Strategy to recover the prestige of the Albumin in the markets and be prepared for the R&D developments in the Albumin field

Major investments: Others NC: Filling capacity expansion (SFF Bldg) 3 new filling Lines with Grifols Technology Driven by capacity and reliability improvements Mechanical completion by June 2014 Expected approval by end 2015 NC: New plasma logistic center (Clayton site) 194 Investors’ & Analysts’ Meeting, Austin, 2013 194 3.6 million liters (5200 pallet) storage capacity at -30ºC. Highly automated building and plasma handling for pooling Break ground this week and expected approval by mid 2015 Main Grifols plasma logistic center distributing to the other centers in City of Industry (LA, 1.5 million liters cap.) and Parets (BCN, 1 million liters cap.)

Grifols Bioscience manufacturing technology pioneering approaches Thanks to the daily contact of our Grifols Engineering company (Grifols Engineering, S.A.) with our operations and their strong knowledge of our processes we have developed pioneering solutions for our core manufacturing processes Examples of this are: Plasma bottle and more recently plasma bags emptying technology (Patented) Purification equipment design and manufactured in-house according to our real needs Grifols Sterile Filling Technology and the laser marking applied to our final containers (Patented) 195 Investors’ & Analysts’ Meeting, Austin, 2013 195 And more recently still under development: Radio Frequency Identification (RFID) for the plasma bottles (Patented) Plasma bottle sampling machine (Patented) Sterile filling in bags technology

Conclusions Grifols has today three state-of-the-art manufacturing sites offering a reliable and consistent supply to the market Facility and paste cross approvals are progressing and on track. New investments for key products and infrastructure are being made Successful innovation through Grifols Engineering, S.A. are further improving quality 196 Investors’ & Analysts’ Meeting, Austin, 2013 196 and operational efficiencies Grifols continues to be a leader and pioneer in the industry

Financials 197 Investors’ & Analysts’ Meeting, Austin, 2013 197

Key Achievements 198 Investors’ & Analysts’ Meeting, Austin, 2013 198

2012 - 2013 YTD Key Achievements - I • Record quarterly sales • +150 bps EBITDA margin expansion y-o-y • +320 bps Net Profit margin y-o-y • +€88 million unlevered free cash flow in 1Q13 • Robust Revenue growth +7,6% (1) cc • +500 bps EBITDA (2) margin expansion • Net Profit growth x5 vs. 2011 • +€ 600 million unlevered free cash flow generation 2012 First Financial year as an integrated entity 1Q 2013 Margin expansion continues 199 Investors’ & Analysts’ Meeting, Austin, 2013 199 (1) Pro-forma growth ; (2) Adjusted for Talecris integration costs • Good progress on production flexibilization: - New FDA cross licenses • Expansion capacity on track (CAPEX) • Safety is paramount: + in house testing capacity: - New lab in San Marcos Significant operating improvements achieved

2012 - 2013 YTD Key Achievements - II • Corporate credit ratings up 1 notch: - S&P: BB, Moody’s: Ba3 (*) • Successful term loan restructuring in 2012 Rating agencies support Grifols’ deleveraging path Ongoing Acquisition growth to strengthen R&D • Largest and diverse R&D portfolio in company history • 51% acquisition of Araclon Biotech - Alzheimer R&D: Early Diagnostic & Vaccine • 40% acquisition of VCN Bioscience - New Therapeutic approach for tumors • 60% acquisition of Progenika Biopharma 200 Investors’ & Analysts’ Meeting, Austin, 2013 200 (*) Grifols’ Senior Secured Debt rating is one notch higher: Moody’s Ba2, S&P BB+ • Los Angeles consent decree officially vacated by the FDA and DOJ after more than a decade since the acquisition of Alpha Therapeutic’s assets Consent Decree vacated - New Genetic testings for personalized medicine • 35% stake in Aradigm along with commercial rights - Inhalation for the treatment of severe respiratory disease

Q1 2013 Results 201 Investors’ & Analysts’ Meeting, Austin, 2013 201

Q1 2013 – Q1 2012 Sales by Division € Million Q1 2013 % Sales Q1 2012 % Sales % Variance % Variance c.c. Bioscience 604.8 88.5% 587.2 88.1% 3.0% 4.0% Hospital 27.1 4.0% 27.0 4.0% 0.4% 0.3% Diagnostic 32.6 4.8% 34.8 5.2% -6.3% -5.7% 202 Investors’ & Analysts’ Meeting, Austin, 2013 202 Raw Materials and Others 19.2 2.7% 17.7 2.7% 8.6% 10.0% TOTAL 683.7 100.0% 666.7 100.0% 2.6% 3.5%

Q1 2013 % Sales Q1 2012 % Sales % Variance % Variance c.c. EU 149.3 21.8% 151.4 22.7% -1.4% -1.5% US + CANADA 409.9 60.0% 416.8 62.5% -1.6% -0.5% ROW 114.9 16.8% 90.8 13.6% 26.4% 28.4% Subtotal 674.1 98.6% 659.0 98.8% 2.3% 3.3% € Million Q1 2013 – Q1 2012 Sales by Region 203 Investors’ & Analysts’ Meeting, Austin, 2013 203 Raw Materials 9.6 1.4% 7.7 1.2% 25.5% 27.4% TOTAL 683.7 100.0% 666.7 100.0% 2.6% 3.5%

213.1 230.1 Q1 2012 Q1 2013 666.7 683.7 Q1 2012 Q1 2013 Q1 2013 – Q1 2012 Performance Net Revenues Adjusted EBITDA 32.0% 33.7% € Million % NR 204 Investors’ & Analysts’ Meeting, Austin, 2013 204 67,5 91,0 Q1 2012 Q1 2013 -68.3 -61.8 Q1 2012 Q1 2013 Net Profit 10.1% 13.3% Financial Result % NR

630.8 693.0 748.1 796.9 836.1 853.0 31.3% 31.9% 32.3% • Manufacturing and plasma cost efficiencies • Yield improvements • Higher plasma cost allocation and income per liter increase • SG&A leverage € Million LTM Adj. (1) EBITDA continuous improvement 205 Investors’ & Analysts’ Meeting, Austin, 2013 205 592.8 602.0 26.1% 26.5% 27.4% 28.8% 30.2% LTM Jun 11 LTM Sep 11 LTM Dec 11 LTM Mar 12 LTM Jun 12 LTM Sep 12 LTM Dec 12 LTM Mar 13 Adjusted EBITDA (€ Million) % NR LTM Dec 11 LTM Mar 12 LTM Jun 12 LTM Sep 12 LTM Dec 12 Adjusted EBITDA (€ Million) % NR (1) Adjusted for Talecris integration costs

Financial Result Analysis € Million Q1 2012 Q1 2013 % Variance Interests 50.2 39.3 -21.5% Financing deferred cost 25.3 19.7 -22.1% Other financial expense / income 0.2 -2.1 NM Derivatives valuation -6.0 0.1 NM 206 Investors’ & Analysts’ Meeting, Austin, 2013 206 FX variance -1.4 4.8 NM Total Financial Result 68.3 61.8 -9.5%

Q1 2013 Cash Flow – Sources & Uses € Million - CAPEX + Intangible (34.4) - Net Operating Cash Flow 146.4 - Interest (53.9) - Sale of assets (*) 5.9 - Gross Debt Decrease (30.4) - Progenika (*) (29.8) - SOURCES USES 207 Investors’ & Analysts’ Meeting, Austin, 2013 207 (*) Extraordinary Items Cash beginning balance 473.3 - Cash ending balance 405.0 - Treasury Stock (*) (83.3) - Cash Decrease 68.3 - FX and Others 11.2 Total 220.6 Total (220.6)

Net Bank Debt reduction USD Million 4,284 4,135 3,887 3,904 208 Investors’ & Analysts’ Meeting, Austin, 2013 208 3,663 3,532 3,396 3,451 June 2011 Sep 2011 Dec. 2011 March 2012 June 2012 Sept. 2012 Dec. 2012 March 2013

4.38 4.59 4.34 3.79 6.0 6.0 6.0 6.0 5.5 5.1 4.65 4.3 Continuous deleverage ahead of commitments covenant (*) 209 Investors’ & Analysts’ Meeting, Austin, 2013 209 3.55 3.16 2.87 2.94 2.60 June 2011 Sept. 2011 Dec. 2011 March 2012 June 2012 Sept. 2012 Dec. 2012 March 2013 (*) Minimum level at 3.0 in 2015

Financing acquisition package – Capital Structure Optimization TLB TLA Term Loans $1,925 • Benefiting from Grifols strong Operating performance and continuous deleverage • Expected strong US market conditions will support repricing $772 $203 As of March 31st, 2013 Revolving Repricing & Restructuring Opportunities Source Amount Undrawn ($ Million) 210 Investors’ & Analysts’ Meeting, Austin, 2013 210 High Yield Bond $1,100 TOTAL $3,797 • Grifols Credit rating already upgraded • Term loans repricing along with HYB refinancing in early 2014 • Expected improvements in interest cost as well as in tenor extension

Shareholders Return 211 Investors’ & Analysts’ Meeting, Austin, 2013 211

Dividends distribution – Payment years Pay-out 40% €0.38 Interim 2009 + Final 2008 Script Dividend 1B: 10 A or B Script Dividend 1B: 20 A or B €0.20 Interim 2013 € DPS Back to cash dividends 212 Investors’ & Analysts’ Meeting, Austin, 2013 212 2009 2010 2011 2012 2013 (*) Pay-out 40% €0.13 Final 2009 (*) In addition to the 2013 interim dividend, the 2012 preferred dividend (B Shares) of € 0,01 has been paid

140 160 180 200 220 +100% Stock appreciation in 23 months since Talecris’ transaction close Grifols vs. IBEX 35: Stock price change June 3rd 2011 to May 17th 2013 Base 100 June 2011 unadjusted closing price GRF A :+106% GRF B :+100% 213 Investors’ & Analysts’ Meeting, Austin, 2013 213 40 60 80 100 120 jun-11 jul-11 ago-11 sep-11 oct-11 nov-11 dic-11 ene-12 feb-12 mar-12 abr-12 may-12 jun-12 jul-12 ago-12 sep-12 oct-12 nov-12 dic-12 ene-13 feb-13 mar-13 abr-13 Grifols A IBEX 35 Grifols B IBEX:-17% Grifols Class A May 17th, 2013 (GRF €28.99) Grifols Class B May 17th, 2013 (GRF €21.00) Source: Infobolsa may-13

Conclusions Q1 robust performance resulted from operational improvement and lower interest and tax expense EBITDA margin continuous improvement from Gross Margin expansion, R&D additional investments and SG&A dilution Lower interest cost resulting from refinancing terms and lower leverage 214 Investors’ & Analysts’ Meeting, Austin, 2013 214 Solid operating Cash Flow generation After two years of script dividends, back to cash dividends ... committed to consistently deliver higher return to shareholders

Concluding remarks 215 Investors’ & Analysts’ Meeting, Austin, 2013 215

216 Investors’ & Analysts’ Meeting, Austin, 2013 216

Investors’ & Analysts’ Meeting in Austin 217 Investors’ & Analysts’ Meeting, Austin, 2013 217 Thursday 30th and Friday 31st May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 30, 2013